 Exhibit 99.77C

SUB-ITEM 77C:  Submission of matters to a vote of security holders

A special meeting of the shareholders of The Brown Capital Management Balanced Fund and The Brown Capital Management Equity Fund, each a series of The Nottingham Investment Trust II, was held at the offices of The Nottingham Company in Rocky Mount, North Carolina on Friday, May 15, 2009 at 3:00 p.m. Eastern Time.

At this special meeting, the shareholders voted on the following item:

To approve the liquidation of the assets and dissolution of the Funds pursuant to the provisions of a Plan of Liquidation approved by the Funds’ Board of Trustees

With respect to The Brown Capital Management Balanced Fund, 448,648.440 shares were voted in favor of the item, no shares were voted against the item, and no shares abstained from voting on the item.  Since a majority of the shares of the Fund outstanding voted in favor of the item, the proposal to approve to close the Fund according to the Plan of Liquidation was approved.

With respect to The Brown Capital Management Equity Fund, 393,126.632 shares were voted in favor of the item, no shares were voted against the item, and 2,031.426 shares abstained from voting on the item.  Since a majority of the shares of the Fund outstanding voted in favor of the item, the proposal to approve to close the Fund according to the Plan of Liquidation was approved.